PETVIVO HOLDINGS, INC.

5251 Edina Industrial Blvd.

Edina, Minnesota

April 27, 2018

BY EDGAR

Ms. Lynn Dicker

Division of Corporation Finance

U.S. Securities and Exchange Commission       Re: Further Response to SEC Comments on PetVivo Filings

100 F Street, NE

Washington, D.C. 20549

Dear Ms. Dicker:

Following are revised and additional responses of PetVivo Holdings, Inc. (“PetVivo”) to your Staff comments contained in your letter to PetVivo dated March 23, 2018, which update our responses contained in our letter dated April 13, 2018.

Responses to Comments No. 1 through No. 4 – Same as our original responses.

Response to Comment No. 5 – These items referred to in Comment 5 were related to the non-controlling interest of Gel-Del, which had not been consolidated until the merger was completed in April 2018 when filed with the Secretary of State of Minnesota. Accordingly, they were not eliminated until the merger was complete.

Response to Comment No. 6 – The loss of sale of Gel-Del & Cosmeta (Cosmeta is a wholly-owned subsidiary of Gel-Del) is also related to the non-controlling interest which was only consolidated after the merger was officially completed in April 2018.

Responses to Comments No. 7 through 14 – Same as our original responses, except that the employment agreement with Mr. Hayne as CEO will be filed with our Form 10-K Annual Report for our fiscal year ended March 31, 2018.

Response to Comment No. 15 – Our Form 10-Q for the period ended December 30, 2017 includes the disclosures required by ASC 805-10-50 regarding our acquisition of Gel-Del, including the allocations to the assets of Gel-Del. We relied primarily on the general instructions for 805-10-50 Disclosure for accounting for this transaction.

Response to Comment No. 16 – We did not hold any ownership interest in Gel-Del prior to entering into the merger transactions with them. See Note 7 to our interim financial statements included with our Form-10 filing for the nine months ended December 31, 2017 for a description of our pre-merger relationship with Gel-Del and our conclusion we were the primary beneficiary of the VIE. Again, we relied primarily on the general instructions for 805-10-50 Disclosure for this transaction. Asset impairments in our financial statements for this merger were based on the substantial change in the trading price of our common stock from 2015 until the ultimate closing of the merger acquisition in April 2018

Responses to Comments No. 17 and No. 18 – Same as our original responses.

Respectfully submitted:

(s) John Lai, President and Interim CFO

cc: Robert O. Knutson